Exhibit (a)(1)(G)

Contacts:
Investors:	Media:
Risa Fisher	Kate Hahn
rfisher@webmd.net	khahn@webmd.net
212-624-3817	212-624-3760

WEBMD HEALTH CORP. ANNOUNCES COMMENCEMENT

OF TENDER OFFER TO REPURCHASE UP TO

5,000,000 SHARES OF ITS COMMON STOCK AT PRICE OF $34.00 PER SHARE

NEW YORK, NY (August 12, 2013) – WebMD Health Corp. (Nasdaq: WBMD) announced today that it has commenced a tender offer to purchase up to 5,000,000 shares of its common stock at a price of $34.00 per share. The number of shares proposed to be purchased in the tender offer represents approximately 10% of the approximately 50.4 million shares of WebMD Common Stock outstanding as of August 9, 2013 (including shares of unvested restricted stock). The NASDAQ Official Closing Price of WebMD Common Stock on August 9, 2013 was $33.40 per share.

The tender offer will expire at 5:00 p.m., New York City time, on Tuesday, September 10, 2013, unless extended by WebMD. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders.

On the terms and subject to the conditions of the tender offer, WebMD’s stockholders will have the opportunity to tender some or all of their shares at a price of $34.00 per share. If stockholders properly tender and do not properly withdraw more than 5,000,000 shares, WebMD will purchase shares tendered by those stockholders owning fewer than 100 shares, without proration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase that is being distributed to stockholders. Stockholders whose shares are purchased in the tender offer will be paid $34.00 per share, net in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period.

As of August 6, 2013, WebMD had approximately $1 billion in cash and cash equivalents. WebMD will use a portion of its cash and cash equivalents to fund the tender offer.

The Information Agent for the tender offer is Innisfree M&A Incorporated. The Depositary is American Stock Transfer & Trust Company, LLC. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of WebMD Common Stock. For questions and information, please call the Information Agent toll free at 1-888-750-5834.

None of WebMD, its Board of Directors, the Information Agent or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF WEBMD HEALTH CORP. COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED

MATERIALS THAT WEBMD WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT WEBMD WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 1-888-750-5834. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About WebMD

WebMD Health Corp. (NASDAQ: WBMD) is the leading provider of health information services, serving consumers, physicians, healthcare professionals, employers and health plans through our public and private online portals and health-focused publications.

The WebMD Health Network includes WebMD Health, Medscape, MedicineNet, eMedicineHealth, RxList, theHeart.org, and Medscape Education.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements including these regarding the expected timing of the tender offer described in this press release. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet and information technology industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

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